FORM 6-K SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2004

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

China Netcom Group Corporation (Hong Kong) Limited Building C, No. 156, Fuxingmennei Avenue Xicheng District Beijing, 100031 PRC

This Form 6-K consists of:

A press release on announcement by the registrant of the end of stabilization period, made by China Netcom Group Corporation (Hong Kong) Limited ("registrant") in English on December 10, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Zhang Xiaotie By /s/ Oliver E Lixin

Name: Zhang Xiaotie and Oliver E Lixin Title: Joint Company Secretaries

Date: December 10, 2004

For Immediate Release

China Netcom Announces End of Stabilization Period

Hong Kong, December 10, 2004 – China Netcom Group Corporation (Hong Kong) Limited. (“China Netcom” or the “Company”) (HKSE: 906, NYSE: CN), a leading telecommunications company in China and the Asia-Pacific region, today announced that the stabilization period in connection with the global offering ended on December 9th, 2004.

Before expiration of the stabilization period, the only stabilizing actions undertaken were over-allocations made in the U.S. Offering and the International Offering and the exercise in full by the Joint Global Coordinators on behalf of the U.S. Underwriters and the International Underwriters on 6 December 2004 of the Over-allotment Option referred to in the Prospectus in respect of an aggregate of 156,897,000 additional Shares, representing approximately 15% of the Offer Shares initially available under the Global Offering, which were used solely to return to CNC BVI in full the 156,897,000 borrowed Shares used to cover such over-allocations in the U.S. Offering and the International Offering. The details of the exercise of the Over-allotment Option are more particularly described in the Company’s announcement of 6 December 2004.

About China Netcom:
China Netcom Group Corporation (Hong Kong) Limited (“China Netcom”) is a leading fixed-line telecommunications operator in China and a leading international data communications operator in the Asia-Pacific region. Its northern service region in China consists of Beijing Municipality, Tianjin Municipality, Hebei Province, Henan Province, Shandong Province and Liaoning Province. Its southern service region in China consists of Shanghai Municipality and Guangdong Province. China Netcom is the dominant provider of fixed-line telephone services, broadband and other Internet-related services, and business and data communications services in its northern service region in China. China Netcom primarily targets business and residential customers in selected high-density areas in its southern service region in China. China Netcom is also the only telecommunications company in China that operates an extensive network and offers international data services in the Asia-Pacific region.

For further information, please contact:

Mr. Dong Jing China Netcom Group Corporation (Hong Kong) Limited Tel: (8610) 6642 9857 Fax: (8610) 6642 9544 Email: dongjing@china-netcom.com